Exhibit 99.39

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

5120 - 75 Street

Edmonton, AB T6E 6W2

Item 2	Date of Material Change

February 14, 2014

Item 3	News Release

A news release was issued and disseminated by the Company through Globe Newswire via Comtex News Network, Inc. on February 14, 2014.

Item 4	Summary of Material Change

The Company has completed, subject to regulatory approval, a US$52 million private placement (the “Offering”).

Item 5	Full Description of Material Change

Effective February 14, 2014, the Company completed the Offering. The Company intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis and for general corporate purposes.

Under the terms of the Offering, the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (each whole common share purchase warrant, a “Warrant”), with each Warrant exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. All securities issued in connection with the Offering will be subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing.

A Canadian dollar translation of U.S. dollar amounts is provided using the Bank of Canada closing exchange rate on February 10, 2014, the date of the closing price applicable to the price reservation form filed by the Company for the Offering, of C$1.00:US$0.9046.

Leerink Partners LLC acted as lead placement agent and Cannacord Genuity Inc. acted as co-placement agent for the Offering. The placement agents were paid a cash commission of 7.5% on certain subscriptions.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer

250-415-9713

mmartin@auriniapharma.com

Item 9	Date of Report

February 24, 2014